

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 3, 2009

By U.S. Mail and Facsimile to: (501) 978-2282

Paul Moore
Chief Financial Officer
Bank of the Ozarks, Inc.
17901 Chenal Parkway
Little Rock, Arkansas 72223

> **Re:** **Bank of the Ozarks, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 11, 2009**
> **File No. 000-22759**

Dear Mr. Moore:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Kathryn McHale
Staff Attorney